Jacob Funds Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 15, 2016

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jacob Funds Inc. (the “Company”) File Nos.: 333-21210; 811-09447

Registration Statement on Form N-14 – Reorganization of the Jacob Wisdom Fund
into the Jacob Small Cap Growth Fund

Dear Ms. Fettig:

This correspondence is being filed in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) to a representative of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N‑14 on June 17, 2016 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining two series of the Company into one series.  Specifically, the Company proposed that the Jacob Wisdom Fund (the “Target Fund”), a series of the Company, be reorganized into the Jacob Small Cap Growth Fund (the “Acquiring Fund”), also a series of the Company (together with the Target Fund, the “Funds”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Company, on behalf of the Fund, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Registration Statement, the Staff has not passed on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the Registration Statement;

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission against the Company.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

COMBINED PROSPECTUS/PROXY STATEMENT
1. Staff Comment: On page 4, in the paragraph immediate following the table, please consider removing the reference to the specific classes with respect to the management fee.

Response: The Company undertakes to make the requested revision.

2. Staff Comment: On page 5, in the paragraph entitled “How do the fees and expenses of the Acquiring Fund compare to those of the Target Fund,” please clarify that the total annual fund operating expenses referenced are net of the waiver. Also, please include a comparison of gross expenses. Finally, please highlight the difference in 12b-1 fees.

Response: The Company undertakes to make the following revisions:

“How do the fees and expenses of the Acquiring Fund compare to those of the Target Fund?  Although the investment advisory fees for the Acquiring Fund are higher than the investment advisory fees for the Target Fund, the total annual fund operating expenses, after fee waivers, are expected to be the same for both the Target Fund and the Acquiring Fund.  The total annual operating expenses, before fee waivers, are expected to be lower than the Target Fund, but slightly higher than the Acquiring Fund has been in the past. In addition, the Target Fund currently pays a Rule 12b-1 fee of 0.15%, but the Acquiring Fund does not impose any Rule 12b-1 Fees. For more information about the fees and expenses of the Acquiring Fund, see the “Comparative Fee Tables and Expense Example” section below.”

3. Staff Comment: On page 6, in the paragraph entitled “Who will bear the expenses associated with the Reorganization,” please:

•	Disclose an estimate of the total cost of the Reorganization here;

Response: The Company states supplementally that it expects the total cost of the Reorganization to be approximately $40,000, and undertakes to include the requested disclosure.

•	State whether the Adviser will cover costs of the Reorganization whether or not it is consummated;

Response: The Company confirms that the Adviser will cover the costs of the Reorganization whether or not it is consummated, and undertakes to include the requested disclosure.

•
Include a discussion of the portfolio repositioning, including whether the repositioning was a result of a planned or forced sale, whether the approximately 20% repositioning is significant, and if so, quantify, including an estimate of broker costs resulting from any sales (include both dollar amounts and basis points); an estimate of any capital gains distributions generated from the sales of portfolio securities (in dollar amounts and per share). Consider addressing the disclosure requested in this bullet point in a separate “Q&A” item.

Response: The Company undertakes to include the following disclosure regarding the portfolio repositioning:

“Will the Funds be affected by the repositioning of Target Fund assets in connection with the Reorganization? In connection with the Reorganization Jacob intends to reposition (i.e. make purchases and sales of securities in the Target Fund’s portfolio to align with the Acquiring Fund’s portfolio) approximately 20% of the Target Fund’s portfolio before merging with the Acquiring Fund. Jacob anticipates that this will generate approximately $8,000 in brokerage costs (approximately 0.01% of average net assets). Not including gains already realized by shareholders, Jacob expects the repositioning to result in the realization of approximately $1.2 million in capital gains in the Target Fund, or approximately $2.45 per share.”

4. Staff Comment: On page 10, confirm the expenses in the Annual Fund Operating Expenses Table (the “Table”) are based on current fees and expenses, in accordance with Item 3 of Form N-1A.

Response: The Company confirms supplementally that, in accordance with Item 3 of Form N-1A, the expenses in the Table are based on fees and expenses incurred and reflected in the Fund’s statement of operations during the most recent fiscal year ended August 31, 2015.

5. Staff Comment: The first footnote to the Table states that the fee waiver will continue through at least January 2, 2017. Please confirm whether the fee waiver will be extended for a period of at least one year from the date of this registration statement, or revise the Table and Expense Example, accordingly.

Response: The Company confirms that the fee waiver will be in effect for at least one year from the effective date of this registration statement, and undertakes to revise the footnote accordingly.

6. Staff Comment: The second footnote to the Table, consider defining what the Company considers to constitute “extraordinary expenses”.

Response: The second footnote is based on contractual language contained in Expense Limitation Agreement between Jacob Funds, Inc., on behalf of the Target Fund and the Acquiring Fund, and Jacob Asset Management of New York LLC (the “ELA”). As the ELA does not define “extraordinary expenses,” the Company does not feel it is appropriate to define the term within the footnote and respectfully declines the Staff’s suggestion.

7. Staff Comment: Please explain whether and how 12b-1 fees are reflected in the Expense Example.

Response: The Expense Example is calculated using the net expense ratio in the first year, and the gross expense ratio thereafter. The Expense Example reflects a reduced Rule 12b-1 fee of 0.15% for the Target Fund, but does not reflect any Rule 12b-1 fees for the Acquiring Fund or pro forma because the Acquiring Fund does not charge Rule 12b-1 fees.

8. Staff Comment: Please confirm whether fees subject to recoupment in the Target Fund will be carried to the merged Fund.

Response: The Adviser confirms that it will not seek recoupment of any fees subject to recoupment under the current ELA related to the Target Fund after the Reorganization.

9. Staff Comment: On page 12, please provide the information in the Annual Total Returns Table as of calendar year end.

Response: The Company undertakes to make the requested revision.

10. Staff Comment: Please confirm whether the Target Fund has any capital loss carry over that will be limited as a result of merger.

Response: The Company confirms that the Target Fund does not have any capital loss carry over and, therefore, no capital loss carry over that will be limited as a result of the merger.

11. Staff Comment: Please include the disclosures regarding portfolio repositioning (see Staff Comment 3, above) on page 15 in the section entitled “Final Dividend,” as well.

Response: The Company undertakes to make the requested revision.

12. Staff Comment:  On page 16, in the paragraph entitled, “Similarity of Investment Objectives, Policies despite certain differences and Restrictions and Continuity of Adviser”, the Fund indicates that up to 20% of the portfolio holdings of the Target Fund may be repositioned prior to the Reorganization. Regulation S-X permits narrative disclosure describing portfolio repositioning when such disclosure clearly discloses to a shareholder what holdings will be sold or purchased. If narrative disclosure is not possible, then full pro forma financial statements indicating which securities will be sold are required. Please include such disclosure or provide full pro forma financials, as appropriate.

Response: The Company undertakes to include the following disclosure:

“Jacob expects that the Acquiring Fund will retain approximately 80% of the portfolio holdings of the Target Fund at the time of Reorganization.  As a result, shareholders of the Acquiring Fund can also benefit from the Reorganization to the extent the Acquiring Fund receives certain securities it would otherwise acquire for its portfolio from the Target Fund without transaction costs. The remaining estimated 20% of the Target Fund’s portfolio holdings will be repositioned prior to the Reorganization. These securities will consist primarily of mid- and large-capitalization company holdings of the Target Fund that are deemed too large to be appropriate for the investment objective and strategy of the Acquiring Fund.”

13. Staff Comment: On page 16, in the paragraph entitled, “Relative Expense Ratios”, the disclosure discusses Board considerations regarding comparative expense ratios. It appears the gross expenses of the Acquiring Fund will be higher for acquiring fund shareholders after the Reorganization. Please disclose whether the Board considered this.

Response: The Company undertakes to include the following disclosure:

“The Board also considered the fact that the Acquiring Fund has a higher management fee and that Jacob would benefit from reorganizing the Target Fund into a Fund with a higher management fee (although such fees are subject to a waiver agreement). The Board considered that, though the gross expenses of the Acquiring Fund were higher than the Target Fund, the net expenses of the Funds were the same. Also, the Board considered that, with the greater asset size of the Acquiring Fund and the inclusion of the Target Fund’s shareholders after the Reorganization, the Acquiring Fund will be able to take advantage of greater economies of scale, which may lead to reduced expenses for all shareholders in the future.”

14. Staff Comment: In the “Capitalization” table on page 17, please show a total pro forma combined column for net assets of all classes. Also, add an explanatory note explaining that the Investor Class is moving to the Institutional Class, and therefore does not “foot” across the table.

Response: The Company undertakes to make the requested revisions.

15. Staff Comment: The Staff notes that the introductory paragraph of the Plan of Reorganization refers to section 7.2, but the “Plan” does not contain a section 7.2. Please reconcile.

Response: The Company has corrected this typographical error to refer to the correct Section 7.1.2 of the Plan.

STATEMENT OF ADDITIONAL INFORMATION

16. Staff Comment: On page 3, in the second paragraph, the Fund states that the information provided is for the period ended February 29, 2016; however, it should be provided for the 12-month period ended February 29, 2016. Note this may only affect the amount disclosed in note 3.

Response: The Company undertakes to revise the table as requested.

17. Staff Comment: In Note 3, show the basis point effect of pro forma adjustments.

Response: The Company undertakes to make the requested revision.

18. Staff Comment: In Note 3, with respect to the 1st line item of the chart (Investment Advisory Fees) the Staff notes that it would expect pro forma adjustments to the advisory fee since there is a difference in such fees between the Funds. Please explain. Also, the corresponding note 1 to the chart explains only the fee waiver but does not explain the adjustments. Please add appropriate disclosure.

Response: The Company undertakes to revise the chart so that pro forma adjustments to the advisory fee are now present. Also, the Company undertakes to add the following disclosure to the end of the corresponding note 1 to the chart:

“Investment Advisory Fees were adjusted due to the difference in advisory fees for the Target Fund of 0.50% versus the Acquiring Fund of 0.90% of daily average net assets.”

19. Staff Comment: Please address the following items from the 2010/11 Investment Company Industry Developments Audit Risk Alert:
•	A general description of the merger, including the identification of the investment company whose financial performance will be carried over to financial statements prepared in future periods;
•
A general description of the tax consequences of the merger, including the capital loss carryforwards available to each investment company and whether those capital loss carryforwards are subject to expiration or limitation;

•	Disclosure of information related to portfolio realignment, if any, that will take place after consummation of the merger, including:
o	The reasons for the portfolio realignment;
o	The extent and cost of portfolio realignment;
o	The percentage of the target company’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of the related realized gains expected to result from such sales, and
o	A statement that total merger costs do not reflect commissions that would be incurred during portfolio realignment.

Response: The Company undertakes to include the following disclosure in the SAI:

“This Statement of Additional Information relates to: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Acquiring Fund (as set forth above) in exchange for Institutional Class shares of the Acquiring Fund; (b) the distribution of such shares to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund (the “Reorganization”). The financial performance of the Acquiring Fund will survive the Reorganization and the Target Fund’s financial performance will not carry over. There are currently no capital loss carry-forwards available to the Target Fund, and therefore, no carry-forwards will carry to the Acquiring Fund. The Company does, however, anticipate capital gains equaling approximately $1.2 million as a result of portfolio realignment of the Target Fund prior to the Reorganization. This realignment will mostly involve large- and mid-capitalization company holdings of the Target Fund that are not appropriate for the Acquiring Fund’s portfolio, which invests mostly in small-cap growth companies. This realignment will also generate roughly $8,000 in brokerage costs. Total merger costs do not reflect commissions that would be incurred during portfolio realignment.

Further information is included in the Prospectus/Proxy Statement and in the documents listed below, which are incorporated by reference into this SAI.  The Target Fund and Acquiring Fund are each a separate series of Jacob Funds Inc., a Maryland corporation.  Hereinafter the Target Fund and Acquiring Fund may be referred to together as the “Funds”.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Michael Quebbemann of US Bancorp Fund Services, LLC at (414) 765-6316.

Sincerely,

JACOB FUNDS, INC.

/s/ Ryan I. Jacob
Ryan I. Jacob
President, Chief Executive Officer, Director and Chairman of the Board

cc:  Michael P. O'Hare, Esq., Stradley Ronon Stevens & Young, LLP